Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-226913

September 11, 2018

Qutoutiao Inc.

Qutoutiao Inc., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it, by calling Citigroup Global Markets Inc. at +1-800-831-9146, Deutsche Bank Securities Inc. at +1-800-503-4611, China Merchants Securities (HK) Co., Ltd. at +852-3189-6888, UBS Securities LLC at +1-888-827-7275, or KeyBanc Capital Markets Inc. at +1-800-859-1783. You may also access our company’s most recent preliminary prospectus dated September 4, 2018, which is included in Amendment No. 2 to our company’s registration statement on Form F-1, as filed on September 4, 2018, or Amendment No. 2, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1733298/000119312518266341/d545022df1a.htm

The following information supplements and updates the information contained in our company’s preliminary prospectus included in Amendment No. 2, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus.

Amend the second to last paragraph on the prospectus front cover page as follows:

Upon the completion of this offering, 37,572,806 Class A ordinary shares and 34,248,442 Class B ordinary shares will be issued and outstanding. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to ten (10) votes and will be convertible into one Class A ordinary share. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Eric Siliang Tan, our co-founder and executive chairman, will hold 73.2% (or 72.9% assuming the issuance of the Class A ordinary shares issuable in connection with the Series C2 preferred shares issuable) of the aggregate voting power of our company upon the completion of this offering.

Amend “Ordinary Shares Outstanding Immediately After This Offering” on page 9 as follows:

Ordinary Shares Outstanding Immediately After This Offering	37,572,806 Class A ordinary shares and 34,248,442 Class B ordinary shares (or 38,172,806 Class A ordinary shares and 34,248,442 Class B ordinary shares if the underwriters exercise in full the over-allotment option).

Amend the first bullet point on page 11 as follows:

•

conversion of all outstanding convertible redeemable preferred shares (including Series A, Series A1, Series B1, Series B2, Series B3 and Series C1 convertible redeemable preferred shares) into 17,821,248 ordinary shares; and

Amend the second sentence of the second paragraph on page 34 as follows:

These Class B ordinary shares will constitute approximately 37.8% of our total issued and outstanding share capital immediately after the completion of this offering and 73.2% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering (or approximately 37.0% of our total issued and outstanding share capital and 72.9% of the aggregate voting power of our total issued and outstanding share capital assuming the issuance of the Class A ordinary shares issuable to The Paper or convertible from the Series C2 preferred shares issuable to The Paper, as the case may be) due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option.

Amend the second sentence under “As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 59 as follows:

As a result, you will experience immediate and substantial dilution of approximately US$6.63 per ADS (assuming no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS of US$1.37 as of June 30, 2018 and the assumed initial public offering price of US$8.00 per ADS.

Amend the second sentence under “Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of the ADSs to decline.” on page 60 as follows:

Upon completion of this offering, we will have 37,572,806 Class A ordinary shares and 34,248,442 Class B ordinary shares outstanding, including 4,000,000 Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Amend clause (ii) of the third bullet point on page 69 as follows:

(ii) the issuance of Series C1 convertible redeemable preferred shares and the conversion of all our outstanding Series C1 convertible redeemable preferred shares into 435,156 of our Class A ordinary shares immediately upon the completion of this offering, which would result in an increase in ordinary shares and additional paid-in capital of RMB288.0 (US$43.5) and RMB106.7 million (US$16.1 million), respectively,

Amend the table on page 70 as follows:

	As of June 30, 2018
	Actual		Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Total mezzanine equity	1,906,926	288,182	—	—	—	—
Shareholders’ (deficit)/equity:
Ordinary shares (US$0.0001 par value; 482,613,908 shares authorized, 50,000,000 shares issued as of June 30, 2018, 24,562,500 shares outstanding as of June 30, 2018; 41,948,592 shares outstanding on a pro-forma basis as of June 30, 2018 and 62,321,248 outstanding on a pro-forma as adjusted basis as of June 30, 2018)	16	2	28	4	42	6
Additional paid-in capital	202,994	30,677	2,109,908	318,857	3,670,492	554,691
Treasury stock (US$0.0001 par value; 9,500,000 shares as of June 30, 2018; actual, pro-forma and pro-forma as adjusted basis)	—	—	—	—	—	—
Accumulated other comprehensive loss	(12,537)	(1,895)	(12,537)	(1,895)	(12,537)	(1,895)
Accumulated deficit	(699,610)	(105,727)	(699,610)	(105,727)	(1,383,158)	(209,027)

Total shareholders’ (deficit)/equity	(509,137)	(76,943)	1,397,789	211,239	2,274,839	343,775

Total mezzanine equity and shareholders’ (deficit)/equity	1,397,789	211,239	1,397,789	211,239	2,274,839	343,775

Amend the “Dilution” section on pages 71 and 72 as follows:

DILUTION

If you invest in ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders.

Our net tangible book value as of June 30, 2018 was approximately US$209.5 million, or US$8.53 per ordinary share as of that date, and US$2.13 per ADS. Net tangible book value represents the amount of our total consolidated assets (except for the deferred initial public offering costs), less the amount of our intangible assets, goodwill and total consolidated liabilities. Dilution is determined by subtracting adjusted pro forma net tangible book value per ordinary share (which represents net tangible book value per share after giving effect to (i) the conversion of all of our outstanding Series A, Series A1, Series B1, Series B2 and Series B3 convertible redeemable preferred shares into 17,386,092 of our Class A ordinary shares immediately upon the completion of this offering (ii) the issuance of Series C1 convertible redeemable preferred shares and the conversion of all our outstanding Series C1 convertible redeemable preferred shares into 435,156 of our Class A ordinary shares immediately upon the completion of this offering, (iii) the vesting of 15,937,500 ordinary shares owned by our co-founders that became subsequently restricted on January 3, 2018 upon the completion of this offering into 15,937,500 of our Class B ordinary shares and (iv) the issuance and sale by us of ADSs in this offering at an assumed initial public offering price of US$8.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us) from the assumed initial public offering price.

Without taking into account any other changes in net tangible book value after June 30, 2018, other than to give effect to (i) the conversion of all of our outstanding Series A, Series A1, Series B1, Series B2 and Series B3 convertible redeemable preferred shares into 17,386,092 of our Class A ordinary shares immediately upon the completion of this offering (ii) the issuance of Series C1 convertible redeemable preferred shares and the conversion of all our outstanding Series C1 convertible redeemable preferred shares into 435,156 of our Class A ordinary shares immediately upon the completion of this offering, (iii) the vesting of 15,937,500 ordinary shares owned by our co-founders that became subsequently restricted on January 3, 2018 upon the completion of this offering into 15,937,500 of our Class B ordinary shares and (iv) the issuance and sale by us of ADSs in this offering at an assumed initial public offering price of US$8.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming the over-allotment option is not exercised, our adjusted pro forma net tangible book value as of June 30, 2018 would have been US$342.0 million, or US$5.49 per outstanding ordinary share and US$1.37 per ADS. This represents an immediate decrease in net tangible book value of US$3.04 per ordinary share and US$0.76 per ADS to the existing shareholders, and an immediate dilution in net tangible book value of US$26.51 per ordinary share and US$6.63 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Actual net tangible book value per share as of June 30, 2018	US$	8.53	US$	2.13
Adjusted pro forma net tangible book value per share that gives effect to (i) the conversion of all of our outstanding Series A, Series A1, Series B1, Series B2 and Series B3 convertible redeemable preferred shares into Class A ordinary shares (ii) the issuance of Series C1 convertible redeemable preferred shares and the conversion of all our outstanding Series C1 convertible redeemable preferred shares into 435,156 Class A ordinary shares, (iii) the vesting of 15,937,500 restricted ordinary shares owned by our co-founders and (iv) this offering	US$	5.49	US$	1.37
Assumed initial public offering price	US$	32.00	US$	8.00
Dilution in net tangible book value per ordinary share and per ADS to new investors in the offering	US$	26.51	US$	6.63

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the adjusted pro forma net tangible book value after giving effect to the conversion of our outstanding Series A, Series A1, Series B1, Series B2 and Series B3 convertible redeemable preferred shares, the issuance and conversion of Series C1 convertible redeemable preferred shares, the vesting of restricted shares and this offering from (ii) the assumed initial public offering price.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2018, the differences between existing shareholders, including holders of our Series A, Series A1, Series B1, Series B2, Series B3 and Series C1 convertible redeemable preferred shares and 15,937,500 restricted ordinary shares owned by the Company’s co-founders, and the new investors with respect to the number of Class A ordinary shares (including ordinary shares represented by ADSs) purchased from us, the total consideration paid and the average price per Class A ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total		Total Consideration			US$ Average Price per Ordinary Share Equivalent		Average Price per ADS Equivalent
	Number	Percent	Amount		Percent
Existing shareholders	58,321,248	93.6%	US$	301,110,726	70.2%	US$	5.16	US$	1.29
New investors	4,000,000	6.4%	US$	128,000,000	29.8%	US$	32.00	US$	8.00

Total	62,321,248	100.0%	US$	429,110,726	100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$8.00 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our adjusted pro forma net tangible book value by US$14.9 million, the adjusted pro forma net tangible book value per ordinary share and per ADS by US$0.24 per ordinary share and US$0.06 per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering by US$3.76 per ordinary share and US$0.94 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

Add the following on top of page 103:

We entered into a supplemental agreement on September 11, 2018 with Series C1 investor A to reduce the number of its purchased shares from 1,450,520 Series C1 preferred shares to 290,104 Series C1 preferred shares at the same consideration per share.

Amend the last paragraph on page 163 as follows:

The total number of ordinary shares issued and outstanding on an as-converted basis as of the date of this prospectus is 67,821,248, including (i) 9,500,000 ordinary shares held by a nominee of our equity incentive trust, of which 4,477,377 are underlying shares of vested options as of the date hereof and (ii) 15,937,500 ordinary shares which are restricted shares beneficially owned by certain of our co-founders and are expected to be fully vested upon the completion of this offering, and assuming conversion of all convertible redeemable preferred shares into ordinary shares.

Amend the first paragraph and the table on page 164 as follows:

For the purpose of the table below that sets forth information as to the beneficial ownership of our ordinary shares, the total number of ordinary shares issued and outstanding after completion of this offering will be 71,821,248, comprising 37,572,806 Class A ordinary shares and 34,248,442 Class B ordinary shares, which is based upon (i) the designation of all ordinary shares held by Innotech Group Holdings Ltd. and News Optimizer (BV) Ltd. into 27,123,442 Class B ordinary shares and 7,125,000 Class B ordinary shares, respectively, on a one-for-one basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares (including the 9,500,000 ordinary shares held by a nominee of our equity incentive trust, of which 4,477,377 are underlying shares of vested options as of the date hereof) and the automatic conversion of all issued and outstanding convertible preferred shares into 33,572,806 Class A ordinary shares on an one-for-one basis upon the completion of this offering; and (iii) 4,000,000 Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (i) 1,480,123 Class A ordinary shares issuable to The Paper or convertible from the Series C2 preferred shares issuable to The Paper, as the case may be; (ii) 2,873,598 ordinary shares issuable upon the exercise of outstanding share options under our 2018 equity incentive plan; and (iii) 90,543 ordinary shares reserved for future issuance under our 2018 equity incentive plan. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:*
Eric Siliang Tan(1)	27,123,442	40.0%	—	27,123,442	37.8%	73.2%
Lei Li(2)	7,125,000	10.5%	—	7,125,000	9.9%	19.2%
Zhiliang Wang	—	—	—	—	—	—
Sihui Chen	—	—	—	—	—	—
Shaoqing Jiang	—	—	—	—	—	—
James Jun Peng	—	—	—	—	—	—
Feng Li	—	—	—	—	—	—
Jianfei Dong	—	—	—	—	—	—
Guanqiang Feng	—	—	—	—	—	—
Jingbo Wang	—	—	—	—	—	—
Oliver Yucheng Chen	—	—	—	—	—	—
Binjie Zhu	—	—	—	—	—	—

Directors and Executive Officers as a Group	34,248,442	50.5%	—	34,248,442	47.7%	92.4%

Principal Shareholders
Innotech Group Holdings Ltd.(1)	27,123,442	40.0%	—	27,123,442	37.8%	73.2%
Qu World Limited(3)	9,500,000	14.0%	9,500,000	—	13.2%	—
News Optimizer (BV) Ltd.(2)	7,125,000	10.5%	—	7,125,000	9.9%	19.2%
Image Flag Investment (HK) Limited(4)	5,420,144	8.0%	5,420,144	—	7.5%	1.5%

Amend the third paragraph on page 169 as follows:

As of the date of this prospectus, there were 50,000,000 ordinary shares and 17,821,248 convertible redeemable preferred shares issued and outstanding. On August 27, 2018, we have entered into a share purchase agreement for the issuance of 1,480,123 Series C2 preferred shares.

Amend the first sentence of the fourth paragraph on page 169 as follows:

Upon the closing of this offering, we will have 37,572,806 Class A ordinary shares and 34,248,442 Class B ordinary shares issued and outstanding (or 38,172,806 Class A ordinary shares and 34,248,442 Class B ordinary shares if the underwriters exercise in full the over-allotment option), including 9,500,000 Class A ordinary shares held by a nominee of our equity incentive trust, of which 4,477,377 are underlying shares of vested options as of the date hereof but excluding (a) 1,480,123 Class A ordinary shares issuable to The Paper or convertible from the Series C2 preferred shares issuable to The Paper, as the case may be, (b) 2,873,598 ordinary shares issuable upon the exercise of outstanding options under our 2018 equity incentive plan and (c) 90,543 ordinary shares reserved for future issuance under our 2018 equity incentive plan as of the closing of this offering.

Amend the first paragraph on page 178 as follows:

On August 17, 2018, we entered into a share purchase agreement to issue 1,450,520 Series C1 preferred shares to a fund managed by an affiliate of a leading real estate company in China for consideration of US$54,000,000, which are to be satisfied by cash consideration of US$50,000,000 and certain business cooperation between the real estate company and us. Such Series C1 preferred shares were issued on September 4, 2018. We entered into a supplemental agreement on September 11, 2018 with such investor to reduce the number of its purchased shares from 1,450,520 Series C1 preferred shares to 290,104 Series C1 preferred shares at the same consideration per share. We expect to receive the cash consideration and complete the transaction contemplated by the supplemental agreement prior to the completion of this offering.

On August 17, 2018, we also entered into a share purchase agreement to issue Series C1 preferred shares to a fund under the management of People.cn Co. Ltd., which was subsequently amended on September 4, 2018 as to the number of Series C1 preferred shares that are to be issued. On September 4, 2018, we issued 145,052 Series C1 preferred shares to such fund for cash consideration of US$5,400,000. We have not received the cash consideration as of the date of this prospectus, but is expected to receive such amount prior to the completion of this offering.

Amend the first sentence of the first paragraph on page 188 as follows:

Upon closing of this offering, we will have 16,000,000 ADSs outstanding representing 4,000,000 Class A ordinary shares, or approximately 5.6% of our outstanding ordinary shares (or 18,400,000 ADSs outstanding representing 4,600,000 Class A ordinary shares, or approximately 6.4% of our outstanding ordinary shares if the underwriters exercise in full the over-allotment option).

Amend the first bullet point under “Rule 144” on page 189 as follows:

•	1% of the number of our ordinary shares then outstanding, including ordinary shares represented by ADSs, which will equal approximately 718,212 ordinary shares immediately after this offering; and